To: RBC FINANCIAL (CARIBBEAN) LIMITED (the Company)

STATUTORY DECLARATION AND INDEMNITY FOR LOST SHARE CERTIFICATE(S) FOR SHARES HELD IN RBTT FINANCIAL HOLDINGS LIMITED (RBTT)

I/We...

of...

declare and confirmthat I/We was/were the registered holder(s) of..

Ordinary Shares in RBTT.

I/We acknowledge that the RBTT Ordinary Shares held by me/us have been cancelled consequent upon the amalgamation of RBTT Financial Holdings Limited ("RBTT") and RBC Holdings (Trinidad & Tobago) Limited, an indirect, wholly-owned subsidiary of Royal Bank of Canada ("RBC") in accordance with the provisions of sections 220 through 222 of the Companies Act. Pursuant to the Amalgamation, for each Ordinary Share held in RBTT, I/we am/are entitled to receive cash consideration of TT$24.00 (or its U.S.$ equivalent, if so elected) and a number of RBC common shares equal to the Collar Exchange Ratio (based on the U.S.$ equivalent of TT$16.00) (the "Per Share Consideration") as more fully described in the Directors' Circular dated February 8, 2008. Capitalized terms used but not defined herein have the meaning ascribed to them in the Directors' Circular.

I/We declare and confirm that all/some of the certificates(s) for Ordinary Shares in RBTT held by me/us have been lost, stolen, misplaced and/or destroyed, and that the Ordinary Shares in RBTT covered by such certificate(s) have not been endorsed, cashed, negotiated, sold, assigned, transferred, hypothecated, pledged, charged, encumbered or deposited by way of security or otherwise. I/We declare and confirm that I/we have made a diligent search for the certificate(s) and have been unable to find it (them), and make this statement for the purpose of receiving, without surrender of the certificate(s), from RBTT Trust Limited, the Per Share Consideration. I/We hereby agree that if the certificate(s) should ever come into my/our hands, custody or power, I/we will immediately and without consideration surrender such certificates to the Company.

DATE	CERTIFICATE NO.	NO. OF SHARES

In consideration of the delivery to me/us by the Company of the Per Share Consideration to which I/we are entitled, I/we for myself/ourselves, assignees and/or legal personal representatives agree to indemnify and hold harmless the Company and RBC/or its successor in title from and against all actions, proceedings, losses, charges, costs, damages, legal fees, demands, liabilities and other expenses of every nature and character whatsoever arising directly or indirectly out of or in consequence of or which may be taken or made against or incurred by it by reason of its so doing.

I/We make this Declaration conscientiously believing the same to be true and in accordance with the Statutory Declaration Act and I/we am/are aware that if there is any statement herein contained which is false in fact, which I/we know or believe to be false or do not believe to be true, I/we am/are liable to fine and imprisonment.

Dated this...day of...2008.

Declarant **Declarant**

Dated before me

This...day of...2008.

Commissioner of Affidavits/Justice of the Peace